June 5, 2017

VIA EDGAR CORRESPONDENCE FILE

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Leggett & Platt, Incorporated
Form 10-K
Filed February 22, 2017
File No. 1-7845

Dear Mr. O’Brien:

We are writing in response to the Staff’s comment letter dated May 24, 2017, with respect to the above referenced file. In order to facilitate your review, our letter presents the Staff’s comment followed by our response.

Form 10-Q for the period ended March 31, 2017

2.    Accounting Standard Updates, page 6

1.
You state on page 80 of your Form 10-K that you continue to make progress in evaluating the impact that the amended revenue recognition guidance will have on your future consolidated financial statements. We further note your disclosures in the Form 10-Q appear to describe the approach you are undertaking in your analysis of the standard, without providing an understanding of any known potential impact or the current status of your evaluation. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

RESPONSE:

We acknowledge the Staff’s comment and the importance of the disclosures required by ASC 250-10-S99-6 and SAB Topic 11.M. Our Form 10-K for the year ended December 31, 2016, included disclosure regarding the impact of the adoption of Topic 606 to the extent such impact had been determined at the time of the filing; additionally, our Form 10-Q for the quarter ended March 31, 2017, provided additional detail into our approach based upon our progress at the time of filing of such Form 10-Q.

As we progress further in our evaluation of the amended revenue recognition standard, and thereby determine further qualitative and quantitative details regarding the expected impact of the adoption of Topic 606, we will continue to update and further expand our disclosures in the second and third quarter 2017 Form 10-Qs, consistent with ASC 250-10-S99-6 and SAB Topic 11.M. We do not currently foresee any significant barriers in our ability to adopt Topic 606. Accordingly, and in response to the Staff’s comment, we intend to revise our disclosure in those future filings substantially as follows (to be updated to reflect any change in facts or circumstances as of the date of the filing of the related periodic report):

Terence O’Brien
Securities and Exchange Commission
June 5, 2017

“To be adopted in future years:

• ASU 2014-09 “Revenue from Contracts with Customers”:  Supersedes most of the existing authoritative literature for revenue recognition and prescribes a five-step model for recognizing revenue from contracts with customers. In July 2015, the FASB deferred the effective date of this ASU by one year, which results in the new standard being effective January 1, 2018. In addition, the FASB issued several amendments to the standard during 2016. The amended standard permits two transition methods, the full retrospective method or the modified retrospective method. The new standard will also require expanded disclosures pertaining to revenues from contracts with customers in the notes to the financial statements.

We expect to adopt the new revenue standard on January 1, 2018. Presented below is the status of the process we have utilized for the adoption of the new standard and the significant implementation matters yet to be addressed:

•	We established a cross-functional implementation team to assess all potential impacts of this standard.

•	We determined key factors from the five step process to recognize revenue as prescribed by the new standard that may be applicable to each of our 17 business units that roll up into our four segments.

•
Significant customers and contracts from each business unit were identified. We substantially completed the review of these contracts by the filing date of the second quarter 2017 Form 10-Q and any remaining contracts will be reviewed by the filing date of the third quarter 2017 Form 10-Q.

•
Evaluation of the provisions of these contracts, and the comparison of historical accounting policies and practices to the requirements of the new standard (including the related qualitative disclosures regarding the potential impact of the effects of the accounting policies we expect to apply and a comparison to our current revenue recognition policies), is in process. We expect to complete this process prior to the filing of, and make disclosures in, the third quarter 2017 Form 10-Q.

•	Implementation of any required changes to our systems and processes, including updating our internal controls, is expected to be completed during the remainder of 2017.

Our work to date indicates that certain contracts with customers in roughly one-quarter of our 17 business units contain provisions that may require a change in the way revenue and related expense is recognized, including possibly recognizing revenue over time. The timing of revenue and expense recognition for an over-time revenue recognition method may differ from our current practice of recognizing revenue and expense when title and risk of loss pass to our customer. Certain operations in these business units also have tooling arrangements with customers. The terms of these tooling arrangements vary by customer. Consequently, the revenue recognition treatment of these arrangements will be dependent upon the specific terms of these customer contracts. The review of such contracts is expected to be completed consistent with the timing noted above.

We are currently in the process of determining the expected quantitative impact that the adoption of Topic 606 will have on our financial statements. Once this determination is made, we will update our disclosure.

The standard allows for either a full retrospective or a modified retrospective adoption approach. We have not yet selected a transition method, as this decision will be dependent on the completion of our analysis as discussed above. We expect to make this determination prior to filing of, and make disclosure of that determination in, the third quarter 2017 Form 10-Q.”

Terence O’Brien
Securities and Exchange Commission
June 5, 2017

If you have any questions or require additional information concerning our response, please feel free to contact me at (417) 358-8131 or, in my absence, Tammy M. Trent, Senior Vice President, Chief Accounting Officer at the same number.

Sincerely,

/s/ Scott S. Douglas

Scott S. Douglas
Senior Vice President, General Counsel and Secretary
Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, Missouri 64836

Cc: Jenn Do
Jeanne Baker